Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the three months ended March 31, 2018 and 2017 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in thousands)	2018	2017	2017	2016	2015	2014	2013
Earnings	$32,296	$17,161	$117,806	$93,118	$70,767	$33,530	$19,679

Fixed charges	$13,587	$7,888	$46,469	$27,371	$20,693	$11,053	$1,183

Ratio of earnings to fixed charges	2.38	2.18	2.54	3.40	3.42	3.03	16.63

Earnings (Loss):
Income before income taxes	$23,107	$12,051	$84,164	$73,149	$60,305	$30,959	$18,073
Add: fixed charges	13,587	7,888	46,469	27,371	20,693	11,053	1,183
Less: capitalized interest	(13,357)	(7,734)	(45,725)	(26,904)	(20,313)	(10,848)	(1,098)
Add: amortization of previously capitalized interest	8,959	4,956	32,898	19,502	10,082	2,366	1,521

Total earnings	$32,296	$17,161	$117,806	$93,118	$70,767	$33,530	$19,679

Fixed Charges:
Interest expense (1)	$2	$1	$(3)	$5	$10	$26	$—
Interest component of rent expense	228	153	747	462	370	179	85
Capitalized interest	13,357	7,734	45,725	26,904	20,313	10,848	1,098

Total fixed charges	$13,587	$7,888	$46,469	$27,371	$20,693	$11,053	$1,183

(1)	Excludes capitalized interest.